SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                 RIGL Corporation
                                 (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)


                                   75968E-10-1
                                  (Cusip Number)

                                   Schedule 13G

CUSIP NO. 75968E-10-1
______________________________________________________________________________

1)     Name of Reporting Person                    Tennessee Webb
       SS or IRS ID No. of Above Person            ###-##-####

______________________________________________________________________________

2)     Check the Appropriate Box                    A._______
       If a Member of a Group                       B._______
______________________________________________________________________________

3)     SEC Use Only

______________________________________________________________________________

4)     Citizenship or Place of Organization     United States
______________________________________________________________________________

Number of Shares     (5)  Sole voting Power          1,066,958
Beneficially Owned   (6)  Shared voting Power           -0-
by Each Reporting    (7)  Sole Dispositive Power     1,066,958
Person with          (8)  Shared Dispositive Power      -0-
______________________________________________________________________________

9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person                1,066,958
______________________________________________________________________________

10)    Check if the Aggregate Amount in row 9 Excludes Certain Shares   [ ]
______________________________________________________________________________

11)    Percent of Class Represented
       By Amount in Row 9                            8.2%
______________________________________________________________________________

12)    Type of Reporting Person                       IN
______________________________________________________________________________

Item 1(a) name of Issuer:

     RIGL Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

     7501 North 16th Street, Suite 200
     Phoenix, AZ 85020

Item 2(a) Names of Persons Filing:

     Tennessee Webb

Item 2(b) Address of Principal Business Office or, if none, Residence

     9598 Shangri-La
     Scottsdale, AZ  85260

Item 2(c) Citizenship:

     United States

Item 2(d) Title Class of Securities:

     Common Stock

Item 2(e) CUSIP Number

     75968E-10-1

Item 3: If this statement is filed pursuant to Rules 13d-1(b, or 13d-2(b), check whether the person filing is a:

   (a) [ ] Broker or Dealer registered under Sec. 15 of the Act.
   (b) [ ] Bank as defined in Sec. 3(a)(6) of the Act.
   (c) [ ] Insurance Company as defined in sec. 3(a)(19) of the Act.
   (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
   (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
   (f) [ ] Employee Benefit Plan. Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(F)
   (g) [ ] Parent Holding Company in accordance with Section 204 13d-1(b)(ii)(g)
   (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(H)

Item 4: Ownership (as of July 6, 1998)
   (a)     Amount Beneficially Owned: See Item 9 of cover pages
   (b)     Percent of Class : See Item 11 of cover pages
   (c)     Number of shares as to which such person has:
           (i)   sole power to vote or direct the vote
           (ii)  shared power to vote or direct the vote
           (iii) sole power to dispose or direct the disposition of
           (iv)  shared power to dispose or to direct the disposition of

           See Items 5-8 of cover pages

Item 5. Ownership of Five Percent or Less of a Class
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than five Percent on Behalf of Another Person

    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    Not Applicable

Item 8. Identification and Classification of Members of the Group

    Not Applicable

Item 9. Notice of Dissolution of Group

    Not Applicable

Item 10. Certification

    By signing below I certify that, to the best of my knowledge,the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 1998

/s/ Tennessee Webb
By: Tennessee Webb, Individual